# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zevia PBC, CIK 0001854139
CUSIP: 98955K104
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 15821 VENTURA BLVD., SUITE 135, ENCINO, California (CA), 91436
Date of event which requires filing of this statement: 12/03/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001970573

## Reporting persons
- Tallwoods Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,567,006; sole dispositive power 0; shared dispositive power 4,567,006; aggregate amount beneficially owned 4,567,006 (7.6% of the class)
- Gabriel S. Plotkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,567,006; sole dispositive power 0; shared dispositive power 4,567,006; aggregate amount beneficially owned 4,567,006 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Zevia PBC
Address of issuer's principal executive offices: 15821 Ventura Blvd., Suite 135, Encino, CA 91436

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Tallwoods Investments, LLC ("Tallwoods"), a Delaware limited liability company, with respect to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Zevia PBC (the "Company") directly held by it; and

(ii) Mr. Gabriel S. Plotkin ("Mr. Plotkin"), the Managing Member of Tallwoods, with respect to the Class A Common Stock directly held by Tallwoods.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 300 Arthur Godfrey Road, Suite 201A, Miami Beach, Florida 33140.
Citizenship: Tallwoods is a Delaware limited liability company. Mr. Plotkin is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 59,912,868 shares of Class A Common Stock outstanding as of November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024.
Percent of class: 7.6
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tallwoods Investments, LLC: /s/ Gabriel S. Plotkin, Gabriel S. Plotkin, Managing Member (12/09/2024)
- Gabriel S. Plotkin: /s/ Gabriel S. Plotkin, Gabriel S. Plotkin, individually (12/09/2024)